

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 7, 2025

Yves Le Pendeven
Chief Financial Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, WA 98201

> **Re: Funko, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 7, 2024**
> **File No. 001-38274**

Dear Yves Le Pendeven:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing